UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                         GRAPHIC PACKAGING CORPORATION.
                         ------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                           (PAR VALUE $0.01 PER SHARE)
                           ---------------------------
                         (Title of Class of Securities)


                                   388688 10 3
                                   -----------
                                 (CUSIP Number)


                             Raphael M. Russo, Esq.
                  Paul, Weiss, Rifkind, Wharton & Garrison LLP
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000
                          -----------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 AUGUST 8, 2003
                          -----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 388688 10 3
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         EXOR Group S.A.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         LUXEMBOURG
--------------------------------------------------------------------------------
           NUMBER OF SHARES             7       SOLE VOTING POWER
          BENEFICIALLY OWNED
          BY EACH REPORTING                     - 0 -
             PERSON WITH                ----------------------------------------
                                        8       SHARED VOTING POWER

                                                34,222,500 (SEE ITEM 5)
                                        ----------------------------------------
                                        9       SOLE DISPOSITIVE POWER

                                                - 0 -
                                        ----------------------------------------
                                        10      SHARED DISPOSITIVE POWER

                                                34,222,500 (SEE ITEM 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         34,222,500 (SEE ITEM 5)
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         17.2% (1) (SEE ITEM 5)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------
------------------------
1 Based on 199,444,048 shares outstanding as of the close of business on Friday, August 8, 2003.

CUSIP NO. 388688 10 3
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Istituto Finanziario Industriale S.p.A.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         ITALY
--------------------------------------------------------------------------------
           NUMBER OF SHARES             7       SOLE VOTING POWER
          BENEFICIALLY OWNED
          BY EACH REPORTING                     - 0 -
             PERSON WITH                ----------------------------------------
                                        8       SHARED VOTING POWER

                                                34,222,500 (SEE ITEM 5)
                                        ----------------------------------------
                                        9       SOLE DISPOSITIVE POWER

                                                - 0 -
                                        ----------------------------------------
                                        10      SHARED DISPOSITIVE POWER

                                                34,222,500 (SEE ITEM 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         34,222,500 (SEE ITEM 5)
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         17.2% (1) (SEE ITEM 5)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------
------------------------
1 Based on 199,444,048 shares outstanding as of the close of business on Friday, August 8, 2003.

CUSIP NO. 388688 10 3
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Giovanni Agnelli e C. S.a.p.az.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         ITALY
--------------------------------------------------------------------------------
           NUMBER OF SHARES             7       SOLE VOTING POWER
          BENEFICIALLY OWNED
          BY EACH REPORTING                     - 0 -
             PERSON WITH                ----------------------------------------
                                        8       SHARED VOTING POWER

                                                34,222,500 (SEE ITEM 5)
                                        ----------------------------------------
                                        9       SOLE DISPOSITIVE POWER

                                                - 0 -
                                        ----------------------------------------
                                        10      SHARED DISPOSITIVE POWER

                                                34,222,500 (SEE ITEM 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         34,222,500 (SEE ITEM 5)
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         17.2% (1) (SEE ITEM 5)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------
------------------------
1 Based on 199,444,048 shares outstanding as of the close of business on Friday, August 8, 2003.

ITEM 1.           SECURITY AND COMPANY.

                  The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Company Common Stock"), of Graphic Packaging Corporation, a Delaware corporation formerly known as Riverwood Holding, Inc. (the "Company"). The principal executive offices of the Company are located at 814 Livingston Court, Marietta, Georgia 30067.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This Statement is being filed by: (i) EXOR GROUP S.A. ("EXOR"); (ii) Istituto Finanziario Industriale S.p.A. ("IFI"); and (iii) Giovanni Agnelli e C. S.a.p.az. ("GA") (all such persons in (i) through (iii) being hereinafter referred to as the "Reporting Persons").

                  EXOR is a corporation organized under the laws of Luxembourg. The address of its principal business and principal office is 22-24 Boulevard Royal, L-2449 Luxembourg. The present principal business activity of EXOR is to invest and hold participations in selected industries through substantial direct or indirect equity participations in companies that have a leading position in their respective industries. EXOR is deemed to be controlled, for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by IFI and GA.

                  IFI is a corporation organized under the laws of Italy. The present principal business activity of IFI is as a holding company providing financial and organizational assistance to the companies in which it has a direct or indirect controlling interest. Such companies include EXOR and a wide variety of companies involved in diverse areas of business. The address of IFI's principal business and principal office is Corso Matteotti 26, 10121 Turin, Italy. IFI is deemed to be controlled, for purposes of the Exchange Act, by GA.

                  GA is an Italian limited partnership represented by shares. The present principal business activity of GA is to ensure the cohesion and continuity of the management of its controlling interest in IFI. The address of GA's principal business and principal office is Via del Carmine 10, 10122 Turin, Italy. GA is deemed to be controlled, for purposes of the Exchange Act, by its General Partners, Messrs. Umberto Agnelli, Gianluigi Gabetti, John Philip Elkann and Alessandro Giovanni Nasi.

                  Attached as Schedule A hereto and incorporated by reference herein is a list of (i) all executive officers and directors of each Reporting Person which is a corporation, (ii) all general partners of each Reporting Person which is a partnership, (iii) all persons controlling any of the foregoing (to the extent not provided herein) and (iv) all executive officers and directors of any corporations ultimately in control of any of the foregoing. Such Schedule A also sets forth the address, principal occupation or employment and, with respect to natural persons, citizenship of each person listed thereon.

                  During the past five years, none of the Reporting Persons (or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On March 27, 1996, EXOR acquired 2,250,000 shares of Class A common stock, par value $0.01, of Riverwood (the "Original Investment"). EXOR obtained funds for the purchase of Riverwood common stock from its working capital.

                  On March 25, 2003, Riverwood, Graphic Packaging International Corporation ("GPIC") and Riverwood Acquisition Sub LLC, a wholly-owned subsidiary of Riverwood ("Acquisition Sub"), entered into an Agreement and Plan of Merger (as amended by Amendment No. 1 thereto, dated as of July 11, 2003, the "Merger Agreement"), providing, among other things, for the merger of GPIC with and into Acquisition Sub, with Acquisition Sub continuing as the surviving company (the "Merger"). The Merger Agreement together with Amendment No. 1 thereto are included with this Schedule 13D as Exhibits 1 and 2. The summary of the Merger Agreement described in this Schedule 13D is qualified in its entirety by the specific language of the Merger Agreement.

                  The Merger Agreement was approved by the stockholders of GPIC on August 7, 2003, and the Merger was consummated on August 8, 2003. Pursuant to the terms of the Merger Agreement, on August 8, 2003, Riverwood filed a Certificate of Merger with the Secretary of State of Delaware (the "Closing Date"), and the Merger was effective as of the filing of such certificate (the "Effective Time"). On June 6, 2003, the board of directors of Riverwood approved the name change of Riverwood to Graphic Packaging Corporation, effective as of the Effective Time.

                  Prior to the completion of the Merger, Riverwood restated its certificate of incorporation to reclassify its outstanding shares of capital stock so that each outstanding share of its Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share, were converted to the right to receive 15.21 shares of a new single series of Riverwood common stock, par value $0.01 per share (the "Riverwood Stock Split"). Prior to the completion of the Merger, Riverwood also entered into a Rights Agreement, dated as of August 7, 2003 (the "Rights Agreement"), containing customary terms and conditions for a stockholders rights plan, and designated 500,000 shares of Riverwood preferred stock as Series A junior participating preferred stock, such shares to be reserved for issuance upon the exercise of the rights.

                  At the completion of the Merger, each share of GPIC common stock, par value $0.01, issued and outstanding immediately before the completion of the Merger, together with the associated rights issued under the Rights Agreement, but excluding shares of GPIC common stock owned by Riverwood, GPIC or any of their respective subsidiaries, was converted, after the Riverwood Stock Split, into one share of common stock of Riverwood and associated rights issued under the Rights Agreement.

                  In connection with the Merger, Clayton, Dubilier & Rice Fund V Limited Partnership ("CDR Fund V"), EXOR, Riverwood and certain Coors family stockholders as listed on Schedule B hereto (the "Coors Family Stockholders") (collectively, the "Stockholders") entered into a Stockholders Agreement, dated as of March 25, 2003, as amended by an Amendment No. 1, dated as of April 29, 2003, and by an Amendment No. 2, dated as of June 12, 2003 (the "Stockholders Agreement"), relating to the composition of the Company's board of directors (the "Board"), committee membership and other matters. In addition, The 1818 Fund II, L.P., HWH Investment Pte. Ltd, J.P. Morgan Partners (BHCA), L.P., First Plaza Group Trust, Madison Dearborn Capital Partners, L.P., Wolfensohn-River LLC (collectively, the "Other Riverwood Stockholders"), CDR Fund V, EXOR, the Coors Family Stockholders and Riverwood entered into an Amended and Restated Registration Rights Agreement, dated as of March 25, 2003 (the "Registration Rights Agreement"), providing those stockholders with the right to request registration of their Company Common Stock or participate in registered offerings by the Company under certain circumstances. This Schedule 13D describes the Stockholders Agreement and the Registration Rights Agreement in
Item 6.

                  The Stockholders Agreement, the Registration Rights Agreement, and all amendments to such agreements (collectively, the "Agreements") are more fully described in Item 6 of this Schedule 13D, are included with this Schedule 13D as Exhibits 3, 4, 5 and 6 and are incorporated into this Item 3 by reference. Any summary of these Agreements and the transactions described in this Schedule 13D is qualified in its entirety by the specific language of the Agreements.

ITEM 4.           PURPOSE OF TRANSACTION.

                  As more fully described in Item 6 below, EXOR has entered into the Stockholders Agreement and Registration Rights Agreement, which contain provisions regarding, among other things, the registration, disposition and voting of shares of Company Common Stock, as well as provisions regarding the composition of the Board.

                  The Reporting Persons acquired the shares of the Company Common Stock for investment purposes. Each Reporting Person expects to evaluate on an ongoing basis the Company's financial condition and prospects and its interest in, and intentions with respect to, the Company. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time acquire additional securities of the Company; may dispose of such securities; may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such securities; and/or may continue to hold such securities for investment purposes. Any such transactions may be effected at any time and from time to time.

                  As a result of these activities, and subject to the limitations set forth in the Stockholders Agreement, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions described in Item 4(a) through (j) of
Schedule 13D under Rule 13d-1(a), including, without limitation, such matters as disposing of one or more businesses; selling the Company or acquiring another company or business; changing operating or marketing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Company's capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the Company; entering into agreements with the management of the Company relating to acquisitions of shares of the Company by members of management, issuance of options to management, or their employment by the Company.

                  To the knowledge of each Reporting Person, each of the persons listed on Schedule A hereto may make the same evaluation and reserve the same rights.

                  Except as described in Items 3 and 6 of this Schedule 13D which are incorporated herein by reference, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

                  (a)      (i)      By virtue of its Original Investment and the
transactions consummated in connection with the Merger, EXOR is the direct beneficial owner of 34,222,500 shares of the Company Common Stock representing approximately 17.2% of the Company Common Stock, based on the number of shares outstanding as of the close of the business day on August 8, 2003.

                  Because of their deemed control of EXOR, each of the other Reporting Persons may be deemed to beneficially own all of the Company Common Stock owned of record by EXOR.

                           (ii)     By virtue of the Stockholders Agreement, the
CDR Fund V, the Coors Family Stockholders and EXOR may constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As members of the group, the CDR Fund V, the Coors Family Stockholders and EXOR may be deemed to beneficially own the Company Common Stock beneficially owned by the members of the group as a whole.

                           If deemed a group, the Reporting Persons together
with the CDR Fund V and the Coors Family Stockholders may be deemed to beneficially own, in the aggregate, 132,454,905 shares of Company Common Stock, representing approximately 65.9% of the Company Common Stock, based on the number of shares outstanding as of the close of business on August 8, 2003 and assuming the exercise of all options held by the Coors Family Stockholders. Each of the Reporting Persons expressly disclaims beneficial ownership of those shares of Company Common Stock held by any other member of the group.

                           (iii)    Neither the filing of this Schedule 13D nor
any of its contents shall be construed as an admission that any of the Reporting Persons is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of Company Common Stock other than those which they acquired pursuant to the Original Investment and the transactions consummated in connection with the Merger.

                           (iv)     Except as described in Sections (a)(i) -
(iii), no other person is a beneficial owner of the Company Common Stock in which EXOR has direct beneficial ownership.

                  (b) The responses to Items 7-10 of pages 2-4 of this statement are incorporated herein by reference.

                  (c) The responses to Items 3, 4 and 6 of this Schedule 13D are incorporated herein by reference.

                  (d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

                  The responses to Items 3 and 4 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference. The following is a summary of the Stockholders Agreement and the Registration Rights Agreement. The summary is qualified in its entirety by the specific language of the Stockholders Agreement and the Registration Rights Agreement, respectively.

STOCKHOLDERS AGREEMENT

                  BOARD OF DIRECTORS. The Stockholders Agreement provides that the Board will consist of nine members, classified into three classes. Each of the three classes will consist initially of three directors, the initial terms of which will expire, respectively, at the first, second and third annual meetings of stockholders following the completion of the Merger.

                  Immediately after the Effective Time, the Board will consist of Jeffrey H. Coors (who will be Executive Chairman), Harold R. Logan, Jr. and John D. Beckett (who currently are GPIC directors), Stephen M. Humphrey, Kevin
J. Conway, John R. Miller, Martin D. Walker and G. Andrea Botta (who currently are Riverwood directors) and an additional designee to be selected by the CDR Fund V.

                  The stockholders party to the Stockholders Agreement have further expressed their intention that the board of directors of Graphic Packaging International, Inc., the principal operating entity of the Company, will have the same composition after the completion of the Merger as the Board.

                  DESIGNATION RIGHTS. The Stockholders Agreement provides that the Coors family representative, the CDR Fund V and EXOR will each have the right, subject to requirements related to stock ownership (as described below), to designate a person for nomination for election to the Board. Each such director will be designated to that class of directors whose initial term expires at the third annual meeting of stockholders following the completion of the Merger.

                  The Coors family representative is entitled to designate one person for nomination for election to the Board for so long as the Coors Family Stockholders, in the aggregate, own at least 5% of the fully diluted shares of the Company Common Stock. The CDR Fund V will be entitled to designate one person for nomination for election to the Board for so long as (1) it owns at least 5% of the fully diluted shares of the Company Common Stock or (2) it owns less than 5% of such shares and the Other Riverwood Stockholders, the CDR Fund V and EXOR continue to own, in the aggregate, at least 30% of such shares. EXOR will be entitled to designate one person for nomination for election to the Board for so long as it owns at least 5% of the fully diluted shares of the Company Common Stock.

                  Pursuant to the Stockholders Agreement, at each meeting of the stockholders of the Company at which directors of the Company are to be elected, the Company will recommend that the stockholders elect to the Board the designees designated by the Coors family representative, the CDR Fund V and EXOR. In addition, for so long as Stephen M. Humphrey serves as the Chief Executive Officer of the Company, the Stockholders Agreement provides that he will be nominated for election to the Board at any meeting of the stockholders at which directors of his class are to be elected.

                  INDEPENDENT DIRECTORS. The Stockholders Agreement further provides that each of the directors, other than Mr. Humphrey and the directors nominated by the Coors family representative, the CDR Fund V and EXOR, will be a Company independent director (as defined below) designated for nomination by the nominating and corporate governance committee of the Board. In the event that the Coors family representative, the CDR Fund V or EXOR loses the right to designate a person to the Board, such designee will resign immediately upon receiving notice from the nominating and corporate governance committee that it has identified a replacement director, and will resign in any event no later than 120 days after the designating person or entity loses the right to designate such designee to the Board. At such time as Mr. Humphrey is no longer the Chief Executive Officer of the Company, he will similarly resign upon receipt of notice from the nominating and corporate governance committee and, in any event, no later than 120 days after ceasing to serve as Chief Executive Officer.

                  A "Company independent director" is a director who (1) is not an officer or employee of the Company or any of its affiliates, (2) is not an officer or employee of any stockholder party to the Stockholders Agreement or, if such stockholder is a trust, a direct or indirect beneficiary of such trust and (3) meets the standards of independence under applicable law and the requirements applicable to companies listed on the New York Stock Exchange.

                  AGREEMENT TO VOTE FOR DIRECTORS; VACANCIES. Each party to the Stockholders Agreement agrees to vote all of the shares owned by such stockholder in favor of Mr. Humphrey (for so long as he is the Chief Executive Officer of the Company) and each of the parties' designees to the Board, and to take all other steps within such stockholder's power to ensure that the composition of the Board is as contemplated by the Stockholders Agreement.

                  As long as the Coors family representative, the CDR Fund V or EXOR, as the case may be, has the right to designate a person for nomination for election to the Board, at any time at which the seat occupied by such party's designee becomes vacant as a result of death, disability, retirement, resignation, removal or otherwise, such party will be entitled to designate for appointment by the remaining directors an individual to fill such vacancy and to serve as a director. Riverwood and each of the stockholder parties to the Stockholders Agreement has agreed to take such actions as will result in the appointment to the Board as soon as practicable of any individual so designated by the Coors family representative, the CDR Fund V or EXOR.

                  At any time at which a vacancy is created on the Board as a result of the death, disability, retirement, resignation, removal or otherwise of one of the independent directors before the expiration of his or her term as director, the nominating and corporate governance committee will notify the Board of a replacement who is a Company independent director. Each of the Company and the stockholders party to the Stockholders Agreement have agreed to take such actions as will result in the appointment of such replacement to the Board as soon as practicable.

                  Each stockholder party to the Stockholders Agreement has agreed (i) not to vote, or give any proxy or consent, in favor of the removal as a director of the Company of any individual so designated by the Coors family representative, the CDR Fund V or EXOR without the prior written consent of the other parties to the Stockholders Agreement, and (ii) not to give any proxy entitling the holder of such proxy to vote on, or give any proxy or consent with respect to, the election of directors unless the holder of such proxy shall have agreed to comply with the stockholder obligations under the Stockholders Agreement.

                  If in connection with the election of any designee of the Coors family representative, the CDR Fund V or EXOR, any party to the Stockholders Agreement indicates that it will not, or fails or refuses to, vote as required by the Stockholders Agreement, or votes or gives any proxy or consent in contravention of the Stockholders Agreement, such party to the Stockholders Agreement is thereby deemed to constitute and appoint the party to the Stockholders Agreement whose interests are detrimentally affected by the failure or refusal, as such party's irrevocable proxy and attorney-in-fact to vote any and all of the shares held or controlled by such party in accordance with the

Stockholders Agreement. This proxy will revoke any other proxy previously given by the defaulting party in contravention of the Stockholders Agreement.

                  ACTIONS OF THE BOARD; AFFILIATE AGREEMENTS. The Stockholders Agreement provides that actions of the Board will require the affirmative vote of at least a majority of the directors present in person or by telephone at a duly convened meeting at which a quorum is present, or the unanimous written consent of the Board, except that a Board decision regarding the merger, consolidation or sale of substantially all the assets of the Company will require the affirmative vote of a majority of the directors then in office. In addition, a decision by the Company to enter into, modify or terminate any agreement with an affiliate of the Coors Family Stockholders, the CDR Fund V or EXOR will require the affirmative vote of a majority of the directors not nominated by any stockholder which, directly or indirectly through an affiliate, has an interest in that agreement.

                  BOARD COMMITTEES. The Stockholders Agreement provides for the Board to have an audit committee, a compensation and benefits committee and a nominating and corporate governance committee as follows:

         o The audit committee will have three members, consisting of the directors designated by the CDR Fund V and the Coors family representative and one Company independent director, or such other members as the CDR Fund V and the Coors family representative may mutually agree. The audit committee will have the authority, at its discretion, to invite the director designated by EXOR to attend meetings of the audit committee as a non-voting observer.

         o The compensation and benefits committee will have three members, consisting of the directors designated by the CDR Fund V and the Coors family representative and one Company independent director, or such other members as the CDR Fund V and the Coors family representative may mutually agree. No employee of the Company or its subsidiaries will serve on this committee. The director designated by EXOR will have the right to attend meetings of the compensation and benefits committee as a non-voting observer and to receive copies of all materials provided to the committee.

         o The nominating and corporate governance committee will have five members, consisting of the directors designated by the CDR Fund V, the Coors family representative and EXOR and two Company independent directors, or such other members as the CDR Fund V, the Coors family representative and EXOR shall mutually agree. No employee of the Company or its subsidiaries (other than Jeffrey H. Coors) will serve on this committee.

                  Each of the Company and the stockholders party to the Stockholders Agreement have agreed to take all steps within their power to ensure that the composition of the Board's committees are as provided in the Stockholders Agreement. The rights described above of each of the CDR Fund V, the Coors family representative and EXOR to have its director designee sit as a member of Board committees will cease at such time as such stockholder holds less than 5% of the fully diluted shares of the Company

Common Stock, except that the CDR Fund V will continue to have such right so long as the Other Riverwood Stockholders, the CDR Fund V and EXOR continue to own, in the aggregate, at least 30% of the fully diluted shares of the Company Common Stock. The Board will fill any committee seats that become vacant in the manner provided in the preceding sentence with Company independent directors. The Board is prohibited from forming an executive committee.

                  OBSERVATION AND INFORMATION RIGHTS; DIRECTORS EMERITUS. The Stockholders Agreement provides that The 1818 Fund II, L.P., a stockholder of Riverwood since before the completion of the Merger, will have the right to designate Laurence C. Tucker to attend meetings of the Board and to receive copies of all written materials provided to the Board. This right will terminate at such time as The 1818 Fund II, L.P. transfers 50% or more of the Company Common Stock held by such entity at the completion of the Merger. Mr. Tucker will not have any right to vote on any matter presented to the Board.

                  Under the Stockholders Agreement, the Coors family representative will have the right to designate William K. Coors as an emeritus director of the Company, and the CDR Fund V will have the right to designate B. Charles Ames as an emeritus director of the Company. In such capacities, Mr. William Coors and Mr. Ames will have the right to attend meetings of the Board and to receive copies of all written materials provided to the Board. Mr. William Coors' position as emeritus director will terminate at such time as the Coors Family Stockholders, in the aggregate, hold less than 5% of the fully diluted shares of the Company Common Stock. Mr. Ames' position as emeritus director will terminate at such time as the CDR Fund V holds less than 5% of the fully diluted shares of the Company Common Stock and the Other Riverwood Stockholders, the CDR Fund V and EXOR hold, in the aggregate, less than 30% of the fully diluted shares of the Company Common Stock. Mr. William Coors and Mr. Ames will not have any right to vote on any matter presented to the Board.

                  Mr. Tucker, Mr. William Coors, Mr. Ames and each of the recipients of information rights will be obliged to the maintain the confidentiality of information received in connection with the exercise of their respective rights. As Mr. Tucker, Mr. William Coors and Mr. Ames will not be serving as directors of the Company, the Stockholders Agreement provides that they will not have duties, obligations or liability to the Company or its stockholders.

                  TRANSFER RESTRICTIONS. The stockholders party to the Stockholders Agreement have agreed not to transfer any shares of the Company Common Stock during the restricted period (as defined below), except for (1) transfers to certain affiliated permitted transferees that agree to be bound by the Stockholders Agreement, and (2) a sale to the public pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "Securities Act"). In the event of a transfer by a stockholder of all (but not less than all) of such stockholder's Company Common Stock to a permitted transferee, such permitted transferee will have all of the rights of the transferring stockholder under the Stockholders Agreement. After the expiration of the restricted period, each stockholder party to the Stockholders Agreement may also transfer

Company Common Stock pursuant to Rule 144 or other applicable exemptions from registration under the Securities Act, subject to any holdback obligations that such stockholder may have under the Registration Rights Agreement.

                  The "restricted period" begins at the effective time of the Merger and continues until the earlier of (1) such time as 50% or more of the issued and outstanding shares of the Company Common Stock have been publicly distributed or sold (including shares issued upon the exercise of employee stock options), or are being actively tracked on a national securities exchange or interdealer quotation system, and (2) 18 months after the Effective Time.

                  The share certificates owned by each of the stockholder parties to the Stockholders Agreement will bear customary legends with respect to transfer restrictions.

                  FEE PAYABLE TO CLAYTON DUBILIER & RICE, INC. ("CD&R"). On August 8, 2003, under the terms of the Stockholders Agreement, the Company paid to CD&R a transaction fee of $10 million related to obtaining financing, meeting with rating agencies and other expenses related to the Merger and the transactions consummated in connection therewith.

                  TERMINATION. The Stockholders Agreement will remain in effect until it is terminated by unanimous agreement of the Company and the stockholder parties thereto or until such time as no more than one of (i) the CDR Fund V,
(ii) EXOR, (iii) the CDR Fund V and the Other Riverwood Stockholders in the aggregate, or (iv) the Coors Family Stockholders, holds 5% or more of the outstanding Company Common Stock on a fully diluted basis. In addition, the Stockholders Agreement will terminate as to any stockholder party thereto at such time as such stockholder no longer owns any shares of Company Common Stock.

REGISTRATION RIGHTS AGREEMENT

                  Riverwood, CDR Fund V, EXOR, the Other Riverwood Stockholders and the Coors Family Stockholders entered into the Registration Rights Agreement, under which the parties agreed to amend and restate Riverwood's previous Registration and Participation Agreement, dated as of March 27, 1996 (the "Original Registration Rights Agreement"). The Registration Rights Agreement became effective upon the completion of the Merger. The following is a summary of the Registration Rights Agreement.

                  The Registration Rights Agreement provides that, after the expiration of 90 days from the effective time of the Merger, holders of 15% or more of the outstanding shares of the Company Common Stock may request that the Company effect the registration under the Securities Act of all or part of such holder's registrable securities (as defined below). Upon receipt of such a request, the Company is required to promptly give written notice of such requested registration to all holders of registrable securities and, thereafter, to use its reasonable best efforts to effect the registration under the Securities Act of all registrable securities which it has been requested to register pursuant to the terms of the Registration Rights Agreement. After the expiration of 180 days after the closing of an initial secondary offering, holders of 5% or more of the outstanding shares of the Company Common Stock may again request that the Company effect the registration under the Securities Act of all or part of such holder's registrable securities. In all cases, the Company's obligations to register the registrable securities are subject to the minimum and maximum offering size limitations set forth below.

                  With respect to the first two requests to effect registration of registrable securities, the Company will not be required to effect such registration if such requests relate to less than 15% of the outstanding shares of Company Common Stock or, without the approval of the Board, more than 25% of the outstanding shares of Company Common Stock. Any request for registration of registrable securities after the first two requests will be subject to a minimum offering size of 5% of the outstanding shares of Company Common Stock.

                  The Registration Rights Agreement provides that "registrable securities" means:

         o all shares of Company Common Stock owned by the CDR Fund V, EXOR or the Other Riverwood Stockholders;

         o all shares of Company Common Stock issued to the Coors family stockholders in connection with the Merger;

         o all securities that were registrable securities under the Original Registration Rights Agreement;

         o all shares of Company Common Stock issued after March 25, 2003 to members of management or directors of the Company for so long as any such shares constitute restricted securities; and

         o any securities issued or issuable with respect to any Company Common Stock referred to above as a result of a conversion, exchange, stock dividend or distribution, stock split or reverse stock split, combination, recapitalization, merger, consolidation or other reorganization thereof.

                  The Registration Rights Agreement provides that such securities cease to be "registrable securities" when:

         o a registration statement (other than a registration on Form S-4 or S-8 pursuant to which such securities were issued by the Company) with respect to the sale of such securities has become effective under the Securities Act and such securities have been disposed of in accordance with such registration statement;

         o such securities have been distributed to the public in reliance upon Rule 144 under the Securities Act;

         o such securities have been otherwise transferred in compliance with the Securities Act, new certificates for such securities not bearing a legend restricting further transfer have been delivered by the Company and subsequent disposition of such securities does not require registration or qualification of such securities under the Securities Act or any similar state law then in force; or

         o    such securities have ceased to be outstanding.

                  If the stockholders party to the Registration Rights Agreement request registration of any of their shares, the Company is required to prepare and file a registration statement with the SEC as soon as possible, and no later than 60 days after receipt of the request.

                  The Company will pay all expenses in connection with the first four successfully effected registrations requested.

                  The stockholders party to the Registration Rights Agreement have the right to request that any offering requested by them under the Registration Rights Agreement be an underwritten offering. The Company will have the right to select one or more underwriters to administer the requested offering, but the selection of underwriters will be subject to approval by the holders of a majority of the shares to be included in the offering.

                  The Registration Rights Agreement also provides that, with certain exceptions, the parties thereto will have certain incidental registration rights in the event that the Company at any time proposes to register any of its equity securities and the registration form to be used may be used for the registration of securities otherwise registrable under the Registration Rights Agreement.

                  If the holders of a majority of the registrable securities for which registration is being requested determine that the number of securities to be sold in any offering should be limited due to market conditions or otherwise, or in the event that the number of shares of registrable securities for which registration is being requested exceeds the maximum number of shares permitted to be included in such registration, holders of registrable securities proposing to sell their securities in such registration shall share pro rata in the number of securities being offered and registered for their account, such sharing to be based on the number of registrable securities as to which registration was requested by such holders, except that securities being offered by the Company will have first priority in any such registration.

                  For purposes of determining the pro rata share of EXOR (together with its affiliates) in connection with the first registration request made by the holders of at least 15% (by number of shares) of the outstanding shares of Company Common Stock, the parties agree that if the CDR Fund V (or any of its affiliates) shall not have requested any of the registrable securities held by them to be registered then (A) the CDR Fund V (together with its affiliates) shall be deemed to have requested registration of all of the registrable securities held by the CDR Fund V (together with its affiliates) and
(B) the number of registrable securities equal to the number of registrable securities that the CDR Fund V (together with its affiliates) could have registered will become available exclusively to EXOR (together with its affiliates) for it to register its registrable securities as part of such registration in addition to the registrable securities that EXOR could otherwise register.

                  In addition to the provisions set forth above, the Registration Rights Agreement contains other terms and conditions including those customary to agreements of this kind.

                  The Registration Rights Agreement will terminate on the earliest of its termination by unanimous consent of the parties, the date on which no registrable securities are outstanding, or the dissolution, liquidation or winding up of the Company.

JOINT FILING AGREEMENT

                  In addition, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 7 hereto and incorporated by reference herein, regarding the filing of this Schedule 13D and future amendments thereto.

                  Except for the agreements described in the response to this
Item 6, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Agreement and Plan of Merger, dated as of March 25, 2003, among Riverwood Holding, Inc., Riverwood Acquisition Sub LLC and Graphic Packaging International Corporation (incorporated herein by reference to Exhibit 2.1 to Riverwood Holding, Inc.'s Registration Statement on Form S-4, Registration No. 333-104928, filed May 2, 2003)

Exhibit 2 Amendment No. 1 to Agreement and Plan of Merger, dated as of July 11, 2003, among Riverwood Holding, Inc., Riverwood Acquisition Sub LLC and Graphic Packaging International Corporation (incorporated herein by reference to Exhibit 2.2 to Riverwood Holding, Inc.'s Amendment No. 3 to the Registration Statement on Form S-4, Registration No. 333-104928, filed July 17, 2003)

Exhibit 3 Stockholders Agreement, dated as of March 25, 2003, by and among Riverwood Holding, Inc., the Family Stockholders named therein, Clayton Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A. (incorporated herein by reference to Exhibit
                  10.2 to Riverwood Holding, Inc.'s Registration Statement on Form S-4, Registration No. 333-104928, filed May 2, 2003)

Exhibit 4 Amendment No. 1 to Stockholders Agreement, dated as of April 29, 2003, by and among Riverwood Holding, Inc., the Family Stockholders named therein, Clayton Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A. (incorporated herein by reference to Exhibit 10.2 to Riverwood Holding, Inc.'s Amendment No. 1 to the Registration Statement on Form S-4, Registration No. 333-104928, filed June 13, 2003)

Exhibit 5 Amendment No. 2 to Stockholders Agreement, dated as of June 12, 2003, by and among Riverwood Holding, Inc., the Family Stockholders named therein, Clayton Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A. (incorporated herein by reference to Exhibit 10.2 to Riverwood Holding, Inc.'s Amendment No. 1 to the Registration Statement on Form S-4, Registration No. 333-104928, filed June 13, 2003)

Exhibit 6 Amended and Restated Registration Rights Agreement, dated as of March 25, 2003, by and among Riverwood Holding, Inc., the Family Stockholders named therein, Clayton Dubilier & Rice Fund V Limited Partnership, EXOR Group S.A., and the Other Riverwood Stockholders named therein (incorporated herein by reference to Exhibit 10.1 to Riverwood Holding, Inc.'s Registration Statement on Form S-4, Registration No. 333-104928, filed May 2, 2003)

Exhibit 7 Joint Filing Agreement, dated as of August 18, 2003, by and among the Reporting Persons*

                  *   Filed herewith.

                                    SIGNATURE
                                    ---------


                  After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 18, 2003


                                   EXOR GROUP S.A.


                                   By:                  *
                                        ---------------------------------------
                                        Peter J. Rothenberg
                                        Attorney-in-Fact



                                   Istituto Finanziario Industriale S.p.A.


                                   By:                  *
                                        ---------------------------------------
                                        Peter J. Rothenberg
                                        Attorney-in-Fact



                                   Giovanni Agnelli e C. S.a.p.az.


                                   By:                  *
                                        ---------------------------------------
                                        Peter J. Rothenberg
                                        Attorney-in-Fact



                                   /s/ Peter J. Rothenberg
                                   --------------------------------------------
                                   * Peter J. Rothenberg
                                   Attorney-in-Fact

                                                                      SCHEDULE A
                                                                      ----------



                                          POSITION HELD WITH
                                          GA, IFI AND/OR                PRESENT PRINCIPAL
      NAME                ADDRESS         EXOR                       OCCUPATION OR EMPLOYMENT      CITIZENSHIP
      ----                -------         ----                       ------------------------      -----------
Umberto Agnelli    Corso Matteotti 26,    Chairman and General   Industrialist; Chairman of IFI,   Italy
                   10121 Turin, Italy     Partner of GA;         GA and Fiat S.p.A. ("Fiat");
                                          Chairman and           Member of the Oversight Board
                                          Director of IFI        of Worms & Cie S.A.; Director
                                                                 of Groupe Danone S.A.

Tiberto Ruy        22-24 Boulevard Royal  Deputy Chairman,       Deputy Chairman and Managing      Italy
Brandolini d'Adda  L-2449 Luxembourg      Managing Director      Director of EXOR; Chief
                                          and Director of EXOR   Executive Officer and Director
                                                                 of EXOR S.A.; Deputy Chairman
                                                                 of the Oversight Board of Worms
                                                                 & Cie S.A.; Member of the
                                                                 Oversight Board of Club
                                                                 Mediterranee S.A.; Director of
                                                                 IFIL S.p.A. ("IFIL"), Espirito
                                                                 Santo Financial Group S.A. and
                                                                 Le Continent I.A.R.D.

Annibale           Corso Matteotti 26,    Director of IFI        Director of IFI, Reale Mutua di   Italy
Avogadro           10121 Turin, Italy                            Assicurazione and Banca Reale
di Collobiano

Gabriele Galateri  Corso Matteotti 26,    Director of IFI        Chairman of Mediobanca S.p.A.;    Italy
di Genola          10121 Turin, Italy                            Deputy Chairman of
                                                                 Assicurazioni Generali S.p.A.;
                                                                 Director of IFI, Cassa di
                                                                 Risparmio di Savigliano S.p.A.
                                                                 and Banca Esperia

John Philip        Corso Matteotti 26,    General Partner of     General Partner of GA; Director   Italy
Elkann             10121 Turin, Italy     GA; Director of IFI    of EXOR, IFI and Fiat
                                          and EXOR

Gianluigi Gabetti  Corso Matteotti 26,    Deputy Chairman and    Chairman of EXOR and Fiat         Italy
                   10121 Turin, Italy     General Partner of     U.S.A., Inc.; Chairman and
                                          GA; Deputy Chairman    Managing Director of IFIL;
                                          and Director of IFI;   Deputy Chairman of IFI and GA;
                                          Chairman and           Member Director of EXOR of the
                                          Director of EXOR S.A.; Oversight Board of Worms
                                                                 & Cie S.A. and Club
                                                                 Mediterranee S.A.

                                          POSITION HELD WITH
                                          GA, IFI AND/OR                PRESENT PRINCIPAL
      NAME                ADDRESS         EXOR                       OCCUPATION OR EMPLOYMENT      CITIZENSHIP
      ----                -------         ----                       ------------------------      -----------
Jacques Loesch    4, Rue Carlo Hemmer     Director of EXOR       Senior of Counsel, Linklaters     Luxembourg
                  L-1734 Luxembourg                              Loesch

Pierre Martinet   19, Avenue Montaigne    Secretary of EXOR      Managing Director of EXOR S.A.    France
                  75008 Paris, France

Virgilio Marrone  Corso Matteotti 26,     General Manager of     General Manager of IFI;           Italy
                  10121 Turin, Italy      IFI; Director of EXOR  Director of EXOR, EXOR S.A. and
                                                                 SANPAOLO IMI S.p.A

Alessandro        Strada Superga, 74      General Partner of GA  General Partner of GA             Italy
Giovanni Nasi     10132 Turin, Italy

Andrea Nasi       Corso Matteotti 26,     Director of IFI        Industrialist; Director of IFI    Italy
                  10121 Turin, Italy

Lupo Rattazzi     Corso Matteotti 26,     Director of IFI        Chairman of Strategic Investors   Italy
                  10121 Turin, Italy                             Group; Director of IFI

Franzo Grande     Studio Grande Stevens   Director and           Lawyer; Chairman of P. Ferrero    Italy
Stevens           Via de Carmine, 2       Secretary of IFI;      & C. S.p.A.; Deputy Chairman of
                  Turin, Italy            Director of EXOR       TORO Assicurazioni S.p.A.;
                                                                 Director of IFI, IFIL, EXOR,
                                                                 Fiat, IPI S.p.A., La Rinascente
                                                                 S.p.A., Pininfarina S.p.A.,
                                                                 Banca del Piemonte S.p.A.,
                                                                 Banca Sella, Davide Campari
                                                                 S.p.A. and HDP S.p.A.; Member
                                                                 of the Advisory Committee of
                                                                 Reale Mutua di Assicurazione

Pio               Corso Matteotti 26,     Director of IFI        Director of IFI, IFIL, Lloyd      Italy
Teodorani-Fabbri  10121 Turin, Italy                             Adriatico Assicurazioni S.p.A.
                                                                 and TREVI-Finanziaria
                                                                 Industriale S.p.A.

                                                                      SCHEDULE B
                                                                      ----------



                               FAMILY STOCKHOLDERS
                               -------------------


1.       ADOLPH COORS, JR. TRUST dated September 12, 1969 by its acting
         Trustees: William K. Coors, Jeffrey H. Coors, Peter H. Coors, J. Bradford Coors, and Melissa E. Coors

2.       AUGUSTA COORS COLLBRAN TRUST dated July 5, 1946 by its acting Trustees:
         William K. Coors, Joseph Coors, Jr., Jeffrey H. Coors, Peter H. Coors, and John K. Coors

3.       BERTHA COORS MUNROE TRUST dated July 5, 1946 by its acting Trustees:
         William K. Coors, Joseph Coors, Jr., Jeffrey H. Coors, Peter H. Coors, and John K. Coors

4.       GROVER C. COORS TRUST dated August 7, 1952 by its acting Trustees:
         William K. Coors, Joseph Coors, Jr., Jeffrey H. Coors, Peter H. Coors, and John K. Coors

5.       HERMAN F. COORS TRUST dated July 5, 1946 by its acting Trustees:
         William K. Coors, Joseph Coors, Jr., Jeffrey H. Coors, Peter H. Coors, John K. Coors, and Darden K. Coors

6. JANET H. COORS IRREVOCABLE TRUST FBO FRANCES M. BAKER dated July 27, 1976, by its acting Trustees: William K. Coors, Jeffrey H. Coors, and Peter H. Coors

7. JANET H. COORS IRREVOCABLE TRUST FBO FRANK E. FERRIN dated July 27, 1976, by its acting Trustees: William K. Coors, Jeffrey H. Coors, and Peter H. Coors

8. JANET H. COORS IRREVOCABLE TRUST FBO JOSEPH J. FERRIN dated July 27, 1976, by its acting Trustees: William K. Coors, Jeffrey H. Coors, and Peter H. Coors

9.       JOSEPH COORS TRUST dated December 14, 1988, by its acting Trustees:
         William K. Coors, Joseph Coors, Jr., Jeffrey H. Coors, and Peter H.
         Coors

10.      LOUISE COORS PORTER TRUST dated July 5, 1946 by its acting Trustees:
         William K. Coors, Joseph Coors, Jr., Jeffrey H. Coors, Peter H. Coors, and John K. Coors

11.      MAY KISTLER COORS TRUST dated September 24, 1965 by its acting
         Trustees: William K. Coors, Joseph Coors, Jr., Jeffrey H. Coors, Peter
         H. Coors, and John K. Coors

12.      DARDEN K. COORS

13.      JEFFREY H. COORS

14.      JOHN K. COORS

15.      JOSEPH COORS, JR.

16.      PETER H. COORS

17.      WILLIAM K. COORS

18.      ADOLPH COORS FOUNDATION